Exhibit (e)(1)

CONFIDENTIALITY AGREEMENT

WHEREAS, by a letter dated May 10, 2018, California Water Service Group (“California Water”) made a demand pursuant to Section 220 of the General Corporation Law of the State of Delaware (the “Demand”) to inspect certain stockholder list materials of SJW Group (the “Company”);

WHEREAS, the Company believes that certain of the materials sought by California Water contain non-public, confidential or proprietary information; and

WHEREAS, subject to California Water executing this Confidentiality Agreement (this “Agreement”), the Company, without waiving any rights or objections, will make available to California Water copies of certain materials in response to the Demand.

IT IS HEREBY AGREED by and between the undersigned parties, this 18th day of May 2018, as follows:

1. This Agreement applies to any materials the Company will make available to California Water in response to the Demand (the “Produced Documents”).

2. Any Produced Document, and any information contained in any Produced Document, shall be considered “Confidential Information” under the terms of this Agreement. Confidential Information shall include, but is not limited to, information, data, reports, interpretations, forecasts and records and other personally or commercially sensitive information concerning the Company, its subsidiaries or affiliates or its stockholders, including, but not limited to, the names, addresses and holdings of individual Company stockholders, contained in any Produced Document furnished to California Water by the Company or its attorneys, proxy solicitors or consultants, through the production of the Produced Documents or otherwise in response to the Demand, and all notes, reports, analyses, compilations, studies and other materials prepared by California Water (in whatever form maintained, whether documentary, electronically stored or otherwise) containing, reflecting or based upon, in whole or in part, any such information; provided, however, that Confidential Information shall not be deemed to include any notes, reports, analyses, compilations, studies and other materials prepared by California Water or any of its Advisors (as hereinafter defined) without reference to or use of the Produced Documents. Confidential Information shall not include any such information that (a) on the date hereof, as shown by written evidence, is already properly in the possession of California Water or any of its Advisors; (b) after the date hereof properly comes into California Water’ or any of its Advisors’ possession from a third party which, to California Water’ knowledge after reasonable inquiry, is not violating a confidentiality obligation by divulging such information; or (c) on the date hereof is, or subsequently becomes, publicly available other than as a result of a breach of this Agreement by California Water.

3. By producing the Confidential Information to California Water, the Company does not admit that it has stated a proper purpose for the inspection of such information and expressly reserves all rights and defenses related to the Demand.

4. The production of the Confidential Information is not, and will not be construed as, a waiver of any applicable privilege or immunity, including without limitation, the attorney-client privilege or the work product privilege. The Company expressly reserves the right to withhold documents protected from disclosure by the attorney-client privilege, the work product privilege, or any other applicable privilege or doctrine. If information subject to a claim of attorney-client privilege, attorney work product or any other privilege or protection is inadvertently produced to California Water, such production shall in no way prejudice or otherwise constitute a waiver of any claim of privilege, work product or other privilege or protection. If a claim of inadvertent production is made with respect to information then in the custody of California Water or its Advisors, California Water or its Advisors shall promptly return the information and all copies thereof to the Company, and California Water or its Advisors shall not use such information for any purpose. Should California Water or its Advisors thereafter seek to compel production of such material, neither California Water nor its Advisors shall assert the fact or circumstance of the inadvertent production as a ground for compelling production.

5. California Water hereby covenants and agrees that the Produced Documents shall be used only for the purpose stated in the Demand.

6. California Water shall not disclose, publish or transmit any of the Confidential Information to any person, either directly or indirectly, other than (a) to its Advisors; or (b) as otherwise permitted by this Agreement or applicable law.

7. In the event that California Water determines in its good faith judgment that information in a Produced Document is not reasonably entitled to protection as Confidential Information, then California Water shall give written notice of its objection, specifying with reasonable certainty the information for which such protection is disputed, but such information shall remain subject to such protection and restrictions, to the extent required by this Agreement.

8. Subject to the provisions of this Agreement, California Water may provide Confidential Information to its Advisors only after California Water has received a duly executed undertaking in the form attached as Exhibit A hereto. Copies of such undertakings shall be provided to Leif B. King (“Mr. King”), at Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) within two business days after execution. In the event of litigation, the contents of any such undertaking(s) may be disclosed, summarized, described, characterized or otherwise communicated or made available in whole or in part to a court or other tribunal. For purposes of this Agreement, “Advisor” shall mean any attorney, proxy solicitor, or bona fide consultant retained by California Water for the purposes of conducting the inspection, or providing advice or assistance to California Water relating to the inspection.

9. California Water agrees as a condition to receiving any Confidential Information in response to the Demand that (a) any dispute, controversy or causes of action between, among or involving the parties to this Agreement or any of their affiliates arising out of, relating to, involving or in connection with this Agreement (including the negotiation, execution or performance hereof), documents produced pursuant to this Agreement, or the subject matter outlined in the Demand shall be heard and determined exclusively in the Court of Chancery of the State of Delaware or, in the event that the Court of Chancery of the State of Delaware declines to accept jurisdiction over such action, any state or federal court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), (b) California Water agrees and consents to submit itself to personal jurisdiction and venue in any such action brought in the Chosen Courts and that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any court; and (c) Confidential Information, including any privilege log, shall be deemed to be incorporated by reference into any complaint that California Water files related to the issues raised in the Demand.

10. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles.

11. Notwithstanding the restrictions contained herein, California Water shall not be limited from using any Confidential Information in order to enforce its legal rights in a court of competent jurisdiction as a stockholder of the Company under applicable laws and regulations; provided however, that if California Water determines to bring a lawsuit using Confidential Information, it will seek prior court permission (to the extent legally permissible) to file the complaint and other submissions and any attachments or exhibits to the complaint or other submissions or portions thereof that constitute or contain Confidential Information under seal, and if permission is granted, file such complaint and other submissions and any attachments or exhibits to the complaint or other submissions or portions thereof constituting or containing Confidential Information under seal. California Water will provide Mr. King of Skadden a fax copy of any motion or request seeking permission to file under seal on the same day the motion or request is provided to the court. In the event that the pertinent court denies California Water’ motion to file its complaint(s) under seal, California Water may file its complaint(s) in such court, but shall be prohibited from referencing or otherwise incorporating any Confidential Information into its complaint(s), or attaching any Confidential Information thereto. In addition, California Water shall take all steps reasonably necessary to ensure the continued confidentiality of the Confidential Information, including but not limited to entering into a protective order with all parties in any litigation sufficient to protect the Confidential Information from disclosure.

12. Following the certification of the voting results for the Special Meeting (as defined in the Demand), California Water shall promptly return to the Company the original and all copies of the Confidential Information that relate to stockholder records of the Company and delete any electronic version of such Confidential Information; provided, however, if, at such time, there is any pending litigation between the Company and/or its directors, officers and employees, on the one hand, and California Water on the other hand, California Water shall not be required to return such Confidential Information until the litigation has been concluded, in which case such Confidential Information continues to be subject to the provisions of this Agreement.

13. If California Water or any of its Advisors are required (orally or in writing, by interrogatory, subpoena or any similar process relating to any legal proceeding, investigation, hearing or otherwise) to disclose any Confidential Information, California Water and/or its Advisor shall (a) provide the Company with prompt written notice upon receipt of such process, so that the Company may seek, at its sole expense, a protective order or other appropriate remedy and/or waive compliance with this Agreement; and (b) without liability hereunder, California Water and/or its Advisor shall furnish only such portion of the Confidential Information as is called for by such process and shall exercise their commercially reasonable efforts to obtain assurance that confidential treatment will be accorded to any Confidential Information that is compelled to be disclosed.

14. All notices and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, or by Federal Express or registered or certified mail, postage pre-paid, return receipt requested, as follows:

If to the Company:

SJW Group

110 West Taylor Street

San Jose, CA 95110

Attention: Suzy Papazian, General Counsel and Corporate Secretary

Email: legal@sjwater.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1400

Palo Alto, CA 94301

Attention: Leif B. King; Kenton J. King; Pankaj K. Sinha

Email: leifking@skadden.com; kenton.king@skadden.com;

           pankaj.sinha@skadden.com

If to California Water:

California Water Service Company

1720 North First Street

San Jose, CA 95112-4598

Attn: Lynne McGhee, General Counsel

Email: lmcghee@calwater.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

555 Mission St, Suite 3000

San Francisco, CA 94105

Attn: Douglas Smith; Eduardo Gallardo

Email: dsmith@gibsondunn.com; egallardo@gibsondunn.com

15. This Agreement may be executed by the signatories hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

16. This Agreement may be modified or waived only by a separate writing executed by California Water and the Company that expressly so modifies or waives this Agreement. Failure or delay in exercising any right, power or privilege hereunder shall not operate as a waiver thereof, and no single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise of any right, power or privilege.

17. This Agreement constitutes the only agreement between California Water and the Company with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors, trusts, affiliates, heirs, executors, legal representatives and permitted assigns. No party shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other party hereto. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the 18th day of May, 2018 by their respective officers thereunto duly authorized.

SJW GROUP

By:	/s/ Suzy Papazian
Name:	Suzy Papazian
Title:	General Counsel and Corporate
Secretary

CALIFORNIA WATER SERVICE GROUP

By:	/s/ Paul Townsley
Name:	Paul Townsley
Title:	Vice President

[Signature Page to Confidentiality Agreement]

Exhibit A

UNDERTAKING

I hereby certify my understanding that confidential information is being provided to me pursuant to the terms and restriction of the Confidentiality Agreement entered into by and between California Water Service Group (“California Water”) and SJW Group (the “Company”), dated May 18, 2018 (the “Agreement”). I have read, understand and agree to be fully bound by the terms of the Agreement. I hereby agree and consent to submit to personal jurisdiction and venue in any action brought in connection with any matter arising to enforce any provision of the Agreement, will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any court and understand that such court may grant such relief as it deems appropriate if it finds that I have violated any of the terms of the Agreement. I hereby agree that the Produced Documents (as defined in the Agreement) shall be used only for the purpose set forth in the demand letter of California Water, dated May 10, 2018.

Signature:	/s/ Paul Townsley
Name:	Paul Townsley
Date:	May 17, 2018

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